

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

Patrick Amstutz
Chief Executive Officer
Molecular Partners Inc.
245 Main Street
Cambridge, Massachusetts 02142

      Re: Molecular Partners Inc.
           Registration Statement on Form F-3
           Filed July 1, 2022
           File No. 333-265960

Dear Mr. Amstutz:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dillon Hagius at 202-551-7967 with any questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Life Sciences

cc: Ryan Sansom